Exhibit (a)(15)
This notice is to remind you that the Election Form to participate in the Offer to Amend Performance Equity Awards must be returned by 5:00 p.m. Eastern Daylight Time on Monday, September 14. If you do not wish to participate, no action is required.
On Thursday, August 13th, you should have received an email from equity@sungard.com containing the Offer to Amend Certain Outstanding Performance-Based Options and Restricted Stock Units and a personalized Election Form that lists your performance equity grants eligible for amendment. If you have not received this information please email equity@sungard.com.
Additionally, on Monday, August 24th, you should have received an email from Leslie.Brush@sungard.com containing information on three identical WebEx presentations that will be provided over the next two weeks that outline the Offer to Amend. You are encouraged to attend at least one of these.
If you have any questions about either of these emails, both of which are reproduced on the attached file, please direct them to equity@sungard.com.